UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Skechers U.S.A., Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

830566105
(CUSIP Number)

Tremblant Capital Group 767 Fifth Avenue, Floor 12A New York, New York 10153 Telephone: (212) 303-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	830566105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tremblant Capital Group

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

6,868,177

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

6,868,177

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,868,177

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	830566105

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Skechers U.S.A., Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 228 Manhattan Beach Blvd., Manhattan Beach, California 90266 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed by Tremblant Capital Group, a Delaware limited partnership (the “Reporting Person”).

The principal business address of the Reporting Person is 767 Fifth Avenue, Floor 12A, New York, New York 10153.

Tremblant Capital Group is an investment management firm that serves as the investment manager to certain advisory clients.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Person came from the working capital of certain advisory clients managed by the Reporting Person and the capital of certain affiliates.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Person holds the securities described in Item 5 of this statement for investment purposes only.

The Reporting Person purchased the Common Stock in the belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Person has engaged in discussions with the Board of Directors of the Issuer regarding the Issuer’s financial performance and prevailing market trends impacting the Issuer’s financial performance.  On December 1, 2021, the Reporting Person sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit A and incorporated by reference herein.

The Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as it deems appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, Tremblant Capital Group may be deemed to be the beneficial owner of 6,868,177 shares of Common Stock or 5.1% of the shares of the Common Stock of the Issuer, based upon the 134,902,629 shares of Common Stock outstanding as of October 29, 2021, according to the Form 10-Q filed by the Issuer on November 3, 2021.

Tremblant Capital Group has the sole power to vote or direct the vote of 6,868,177 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock.

Tremblant Capital Group has the sole power to dispose or direct the disposition of 6,868,177 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

The transactions in the Common Stock by the Reporting Person during the past sixty days are set forth in Exhibit B.

The Reporting Person specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Common Stock beneficially held by the Reporting Person, the advisory clients of the Reporting Person entered into certain equity swap agreements (the “Swaps”) with certain counterparties relating to 102,299 shares of the Common Stock in the aggregate (the “Reference Shares”). Under the terms of these Swaps (i) the advisory clients of the Reporting Person will be obligated to pay to the counterparties any capital depreciation of the Reference Shares as of maturity, plus interest, and (ii) the counterparties will be obligated to pay to the advisory clients of the Reporting Person any capital appreciation of the Reference Shares as of maturity. Any dividends received by the counterparties on the Reference Shares during the term of the Swaps will be paid to the advisory clients of the Reporting Person. All balances will be cash settled at maturity and there will be no transfer of voting or dispositive power over the Reference Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Letter to the Board of Directors Exhibit B: Schedule of Transactions in the Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2021
(Date)

TREMBLANT CAPITAL GROUP By: /s/ Kelly Branco Kelly Branco, CFO and CCO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

TREMBLANT CAPITAL GROUP

December 1, 2021

CC: Skechers Board of Directors

David and John,

Thank you for spending half a day helping us better understand the impressive business that you, the Greenberg family, and the entire team have thoughtfully built over the past thirty years. As we examine your market opportunity, product, pricing, brand, and distribution capabilities we remain extremely enthusiastic about the future of Skechers.

As long-term shareholders, we share your view that the best way to create lasting shareholder value is by growing the brand. Following our distribution center ("DC") tour, we understand the capital investments in your DC will support growth, improve your e-commerce capabilities, reduce labor costs, and increase optionality through potential drop-ship partnerships down the road. Additionally, we appreciate the progress towards diversifying your board (Ms. Blair's appointment in May 2019), additional communication on ESG topics such as sustainable materials and Uyghur labor concerns (March 2020), and instituting annual guidance (April 2021). We believe these changes improve both your business and the investment case.

Since Skechers has been among our top holdings for years, we are frequently asked by our own investors, "Why is Skechers so inexpensive?" Honestly, this question is puzzling to us as well since the fundamentals of your business are better than peers over an extended period of time. Specifically, over the past decade, Skechers has grown revenue faster than Nike, Adidas, Puma, Under Armour, Crocs, and any other relevant peer. While Skechers' margins are lower, we remain confident in the margin progression and in the view that Skechers' margins have greater upside potential than peers. Despite these impressive facts, Skechers continues to trade at less than half of the earnings multiples of these peers. In our experience, the businesses with the highest sustainable growth tend to trade at premium multiples over peers, not discounts.

Skechers is unique among its peers because the founding family continues to control the business through super-voting shares. The evidence would suggest that the Greenberg family has proven to be arguably the best management in all of footwear in recent years. However, we often hear concerns about SG&A volatility, lack of dividends, lack of buybacks, lack of capital markets days, lack of internal investor relations, and frequent share sales by insiders. Those not involved in the stock (or in some cases short) point to these factors and suggest that the family is not truly focused on shareholders. This narrative is limiting value creation for all shareholders, including the Greenberg family.

767 FIFTH AVENUE, NEW YORK, NY 10153
T 212 303 7373 F 212 303 7370

TREMBLANT CAPITAL GROUP

<u>We know management is highly aligned with shareholders as the Greenberg family owns ~$1.1B of stock. However, we believe our suggestions could create greater than **$4B of incremental value** over the next ~10 years just for the Greenberg family alone,</u> and we are happy to walk you through our assumptions. Most of these concerns can be addressed relatively easily. We believe once those concerns are addressed, shareholders will likely feel so aligned with management and the Greenberg family that unease around the founding family dynamics will dissipate, driving the multiple higher and creating tremendous value for all shareholders. Beyond the obvious shareholder value creation, we believe a higher share price would create additional value by attracting more top talent, motivating employees through RSU's, and allowing potentially accretive acquisitions down the road.

We suggest the following:

- **Eliminate the Dual Share Class Structure (by removing super-voting shares)**
    - In our view, this is the single largest overhang on the stock. While we are not suggesting any changes to the day-to-day operations of the business, this change would reassure the market that Skechers will continue to be run in shareholders' best interests.
    - We believe the family absolutely should continue to hold the same key management positions and significant Board representation.
- **Initiate an Aggressive Buyback**
    - We believe Skechers can conservatively buyback ~40% of the business over the next 10 years (unless there is material multiple expansion during that period) while still continuing to build a net cash balance sheet.
        - This results in a greater than 60% uplift to EPS in year 2030 (versus no buybacks)
    - This additional EPS growth and prudent capital allocation should close the multiple gap over time creating another ~100% upside (because peers trade at more than twice SKX's current forward multiple)
        - We do not expect this multiple gap to close quickly. Additionally, as long-term shareholders, we hope that the multiple remains low so the company can buyback more shares!
    - Lastly, this would highlight that your own shares are more attractive than any potential acquisition in the market right now which is something we strongly believe
- **Initiate a Dividend**
    - Even a small dividend reduces the need for insider share sales
    - Attracts a more diverse investor base
    - Reduces total shareholder return volatility

Exhibit B

Schedule of Transactions in the Common Stock by the Reporting Person1

Equity Securities

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
9/29/2021	Common Stock	Purchase	5,618	$43.4819
10/1/2021	Common Stock	Purchase	16,278	$42.5237
10/1/2021	Common Stock	Purchase	2,550	$42.5237
10/1/2021	Common Stock	Purchase	17,321	$42.5237
10/1/2021	Common Stock	Purchase	36,196	$42.5237
10/1/2021	Common Stock	Purchase	47,927	$42.5237
10/1/2021	Common Stock	Purchase	16,494	$42.5237
10/1/2021	Common Stock	Purchase	5,173	$42.5237
10/1/2021	Common Stock	Purchase	4,042	$42.5237
10/1/2021	Common Stock	Purchase	3,111	$42.5237
10/1/2021	Common Stock	Purchase	7,894	$42.5237
10/1/2021	Common Stock	Purchase	10,591	$42.5237
10/5/2021	Common Stock	Purchase	1,670	$42.0776
10/5/2021	Common Stock	Purchase	5,170	$42.0776
10/5/2021	Common Stock	Purchase	6,935	$42.0776
10/6/2021	Common Stock	Purchase	5,376	$41.2172
10/6/2021	Common Stock	Purchase	5,730	$41.2172
10/6/2021	Common Stock	Purchase	11,970	$41.2172
10/6/2021	Common Stock	Purchase	15,828	$41.2172
10/6/2021	Common Stock	Purchase	5,430	$41.2172
10/6/2021	Common Stock	Purchase	1,703	$41.2172
10/6/2021	Common Stock	Purchase	1,336	$41.2172
10/6/2021	Common Stock	Purchase	1,028	$41.2172
10/6/2021	Common Stock	Purchase	1,690	$41.6280
10/6/2021	Common Stock	Purchase	5,237	$41.6280
10/6/2021	Common Stock	Purchase	7,025	$41.6280
10/8/2021	Common Stock	Purchase	5,359	$42.2303
10/8/2021	Common Stock	Purchase	5,712	$42.2303
10/8/2021	Common Stock	Purchase	11,927	$42.2303
10/8/2021	Common Stock	Purchase	15,777	$42.2303
10/8/2021	Common Stock	Purchase	5,378	$42.2303
10/8/2021	Common Stock	Purchase	1,687	$42.2303
10/8/2021	Common Stock	Purchase	1,335	$42.2303

_______________________

1 All transactions in the Common Stock by the Reporting Person were open market transactions.

10/8/2021	Common Stock	Purchase	1,027	$42.2303
10/8/2021	Common Stock	Purchase	5,334	$42.1336
10/8/2021	Common Stock	Purchase	5,686	$42.1336
10/8/2021	Common Stock	Purchase	11,871	$42.1336
10/8/2021	Common Stock	Purchase	15,702	$42.1336
10/8/2021	Common Stock	Purchase	5,345	$42.1336
10/8/2021	Common Stock	Purchase	1,676	$42.1336
10/8/2021	Common Stock	Purchase	1,329	$42.1336
10/8/2021	Common Stock	Purchase	1,023	$42.1336
10/8/2021	Common Stock	Purchase	3,362	$42.1277
10/8/2021	Common Stock	Purchase	10,421	$42.1277
10/8/2021	Common Stock	Purchase	13,979	$42.1277
10/8/2021	Common Stock	Purchase	3,310	$42.0475
10/8/2021	Common Stock	Purchase	2,547	$42.0475
10/13/2021	Common Stock	Purchase	1,673	$42.3956
10/13/2021	Common Stock	Purchase	5,178	$42.3956
10/13/2021	Common Stock	Purchase	6,946	$42.3956
10/15/2021	Common Stock	Purchase	9,236	$44.8664
10/15/2021	Common Stock	Purchase	1,622	$44.7962
10/15/2021	Common Stock	Purchase	5,019	$44.7962
10/15/2021	Common Stock	Purchase	6,733	$44.7962
10/29/2021	Common Stock	Purchase	7,784	$45.6441
10/29/2021	Common Stock	Purchase	8,271	$45.6441
10/29/2021	Common Stock	Purchase	17,325	$45.6441
10/29/2021	Common Stock	Purchase	22,924	$45.6441
10/29/2021	Common Stock	Purchase	7,579	$45.6441
10/29/2021	Common Stock	Purchase	2,376	$45.6441
10/29/2021	Common Stock	Purchase	1,945	$45.6441
10/29/2021	Common Stock	Purchase	1,496	$45.6441
11/9/2021	Common Stock	Purchase	2,031	$47.1969
11/22/2021	Common Stock	Purchase	12,089	$48.8342
11/22/2021	Common Stock	Purchase	12,319	$48.7233
11/23/2021	Common Stock	Purchase	12,610	$47.2600
11/30/2021	Common Stock	Purchase	6,194	$45.0116
11/30/2021	Common Stock	Purchase	2,037	$45.0116
11/30/2021	Common Stock	Purchase	1,023	$45.0116
11/30/2021	Common Stock	Purchase	1,199	$45.0116
11/30/2021	Common Stock	Purchase	6,719	$45.0116
11/30/2021	Common Stock	Purchase	14,082	$45.0116
11/30/2021	Common Stock	Purchase	18,585	$45.0116

11/30/2021	Common Stock	Purchase	6,237	$45.0116
11/30/2021	Common Stock	Purchase	1,958	$45.0116
11/30/2021	Common Stock	Purchase	1,581	$45.0116
11/30/2021	Common Stock	Purchase	1,217	$45.0116
11/30/2021	Common Stock	Purchase	6,988	$45.0116
11/30/2021	Common Stock	Purchase	8,585	$45.0116
11/30/2021	Common Stock	Purchase	3,824	$44.8154
11/30/2021	Common Stock	Purchase	516	$44.4820
11/30/2021	Common Stock	Purchase	170	$44.4820
11/30/2021	Common Stock	Purchase	85	$44.4820
11/30/2021	Common Stock	Purchase	100	$44.4820
11/30/2021	Common Stock	Purchase	560	$44.4820
11/30/2021	Common Stock	Purchase	1,174	$44.4820
11/30/2021	Common Stock	Purchase	1,549	$44.4820
11/30/2021	Common Stock	Purchase	520	$44.4820
11/30/2021	Common Stock	Purchase	163	$44.4820
11/30/2021	Common Stock	Purchase	132	$44.4820
11/30/2021	Common Stock	Purchase	101	$44.4820
11/30/2021	Common Stock	Purchase	583	$44.4820
11/30/2021	Common Stock	Purchase	716	$44.4820
10/26/2021	Common Stock	Sale	1,510	$46.1693
10/26/2021	Common Stock	Sale	3,360	$46.1693
10/26/2021	Common Stock	Sale	4,445	$46.1693
10/26/2021	Common Stock	Sale	1,479	$46.1693
10/26/2021	Common Stock	Sale	463	$46.1693
10/26/2021	Common Stock	Sale	376	$46.1693
10/26/2021	Common Stock	Sale	290	$46.1693
10/28/2021	Common Stock	Sale	5,060	$45.3221
10/28/2021	Common Stock	Sale	11,263	$45.3221
10/28/2021	Common Stock	Sale	14,903	$45.3221
10/28/2021	Common Stock	Sale	4,957	$45.3221
10/28/2021	Common Stock	Sale	1,554	$45.3221
10/28/2021	Common Stock	Sale	1,262	$45.3221
10/28/2021	Common Stock	Sale	971	$45.3221
10/29/2021	Common Stock	Sale	11,614	$48.0087
10/29/2021	Common Stock	Sale	25,840	$48.0087
10/29/2021	Common Stock	Sale	34,191	$48.0087
10/29/2021	Common Stock	Sale	11,339	$48.0087
10/29/2021	Common Stock	Sale	3,555	$48.0087
10/29/2021	Common Stock	Sale	2,897	$48.0087
10/29/2021	Common Stock	Sale	2,229	$48.0087
11/16/2021	Common Stock	Sale	3,115	$48.0839
11/16/2021	Common Stock	Sale	12,999	$48.0839
11/16/2021	Common Stock	Sale	9,738	$48.0839
11/16/2021	Common Stock	Sale	13,066	$48.0839
11/29/2021	Common Stock	Sale	346	$46.5200

Options

Date	Security	Underlying Security	Transaction	Expiration	Strike Price	Quantity	Price
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	130	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	25	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	29	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	289	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	382	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	130	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	41	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	32	0.1499
10/13/2021	Call Option	Common Stock	Purchase	10/15/21	$43	25	0.1499
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	270	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	52	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	61	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	602	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	796	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	271	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	85	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	67	0.9996
10/13/2021	Call Option	Common Stock	Purchase	11/19/21	$47	52	0.9996
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	1256	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	174	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	204	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	2794	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	3701	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	1002	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	314	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	314	1
10/14/2021	Call Option	Common Stock	Purchase	11/19/21	$49	241	1
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	130	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	25	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	29	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	289	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	382	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	130	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	41	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	32	0.7351
10/14/2021	Call Option	Common Stock	Sale	10/15/21	$43	25	0.7351
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	791	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	156	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	182	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	1758	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	2338	0.3

10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	802	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	251	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	207	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	173	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	465	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	18	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	22	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	1036	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	1363	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	200	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	63	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	107	0.3
10/14/2021	Call Option	Common Stock	Sale	11/19/21	$55	68	0.3
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	465	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	18	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	22	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	1036	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	1363	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	200	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	63	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	107	0.3958
10/18/2021	Call Option	Common Stock	Purchase	11/19/21	$55	68	0.3958
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	270	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	602	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	796	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	271	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	85	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	67	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	52	1.9508
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	52	1.7704
11/4/2021	Call Option	Common Stock	Sale	11/19/21	$47	61	1.7704
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	429	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	59	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	70	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	953	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	1262	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	342	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	107	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	107	0.618
11/9/2021	Call Option	Common Stock	Sale	11/19/21	$49	82	0.618
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	99	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	14	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	16	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	222	0.4191

11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	295	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	79	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	25	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	25	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	19	0.4191
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	100	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	14	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	16	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	222	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	293	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	80	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	25	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	25	0.45
11/11/2021	Call Option	Common Stock	Sale	11/19/21	$49	19	0.45
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	628	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	87	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	102	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	1397	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	1851	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	501	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	157	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	157	0.3161
11/16/2021	Call Option	Common Stock	Sale	11/19/21	$49	121	0.3161
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	187	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	36	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	41	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	417	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	552	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	183	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	57	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	47	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$50	36	0.9485
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	615	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	117	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	137	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	1372	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	1812	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	604	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	190	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	154	0.2633
11/19/2021	Call Option	Common Stock	Purchase	12/17/21	$55	119	0.2633
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	216	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	41	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	48	0.675

11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	482	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	636	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	212	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	66	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	54	0.675
11/19/2021	Call Option	Common Stock	Purchase	01/21/22	$55	42	0.675
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	284	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	54	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	63	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	646	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	852	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	283	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	89	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	73	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$51	56	0.8
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	59	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	11	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	13	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	135	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	179	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	59	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	18	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	15	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$53	12	0.65
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	127	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	24	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	28	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	283	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	374	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	125	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	39	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	32	0.3009
11/22/2021	Call Option	Common Stock	Purchase	12/17/21	$55	24	0.3009
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	307	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	59	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	69	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	696	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	920	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	305	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	95	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	78	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$51	60	0.8192
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	308	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	59	0.75

11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	69	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	700	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	924	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	309	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	97	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	79	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$52	60	0.75
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	326	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	63	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	73	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	739	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	976	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	325	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	102	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	83	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	64	0.5499
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	126	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	24	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	28	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	286	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	379	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	126	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	39	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	32	0.55
11/23/2021	Call Option	Common Stock	Purchase	12/17/21	$53	25	0.55
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	95	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	18	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	21	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	212	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	281	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	93	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	30	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	24	0.6999
11/23/2021	Call Option	Common Stock	Purchase	01/21/22	$55	18	0.6999
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	235	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	45	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	53	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	533	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	702	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	236	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	74	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	60	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	46	0.6
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	332	0.65

11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	63	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	74	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	754	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	995	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	331	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	104	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	85	0.65
11/24/2021	Call Option	Common Stock	Purchase	12/17/21	$53	65	0.65
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	338	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	65	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	76	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	768	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	1014	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	338	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	106	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	86	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$51	66	0.6394
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	193	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	37	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	44	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	439	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	578	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	193	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	60	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	50	0.55
11/29/2021	Call Option	Common Stock	Purchase	12/17/21	$52	38	0.55
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	551	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	106	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	125	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	1254	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	1655	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	551	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	173	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	141	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$50	109	0.6064
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	56	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	11	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	13	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	127	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	167	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	56	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	18	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	14	0.4
11/30/2021	Call Option	Common Stock	Purchase	12/17/21	$53	11	0.4